

Johannes Riedl · 3rd in

Global Client Partner at NETSOL Technologies Inc.

London, England, United Kingdom · 500+ connections ·

Contact info

 **NETSOL Technologies Inc.**

 **Munich Business School**

Experience



Global Client Partner
NETSOL Technologies Inc. · Full-time
Oct 2018 – Present · 2 yrs 5 mos
London, United Kingdom

Responsible for the relationships with NETSOL's existing and future clients as well as Software Integration partners.



Chief Innovation Officer
Viveka · Freelance
Oct 2019 – Present · 1 yr 5 mos
Los Angeles Metropolitan Area

Advisory Board Member
Non-Executive Director



Senior Manager
KPMG Deutschland
Oct 2016 – Sep 2018 · 2 yrs
Munich Area, Germany

Member of Global Captive Steering Group and responsible for digital transformation.
Audited and implemented several IT systems and advised clients on IT Governance.
Automotive Finance, Leasing, Asset Finance



Associate Director
KPMG China
Aug 2014 – Sep 2016 · 2 yrs 2 mos
Beijing City, China

Part of Global Automotive Steering Group. Seconded Account Executive for German OEMs in China.
Program Management, Agile Scrum



Manager
KPMG Deutschland
Jan 2011 – Jul 2014 · 3 yrs 7 mos
Munich Area, Germany

Management Consulting, Information Risk Management, IT Audit, ITGC, PS850, ISAE3402

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Education



Munich Business School
Diplombetriebswirt (FH), Business Administration, Financial Management, International Management
2001 – 2006
Activities and Societies: University2Business



CERAM Sophia Antipolis
Study Abroad, Business Administration, Business Information Systems
2004 – 2004



University of Auckland
Study Abroad, International Business, Marketing, Accounting
2003 – 2003

Licenses & certifications

Scrum Master
Issued Aug 2016 · No Expiration Date

Prince 2 Practitioner

Issued Jul 2010 · No Expiration Date

Theory of Constraints Foundation

Issued Feb 2010 · No Expiration Date

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